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                         U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                       FORM 12b-25

                              NOTIFICATION OF LATE FILING

                           Commission File Number 000-24119

(Check One)

/ /  Form 10-K and Form 10-KSB        / /  Form 11-K
/ /  Form 20-F       /X/ Form 10-Q and Form 10-QSB   / / Form N-SAR

For Period Ended   June 30, 2000
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/ / Transition Report on Form 10-K and Form 10-KSB
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q and 10-QSB
/ / Transition Report on N-SAR

For the Transition Period Ended:
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ----------------------

                                  PART I
                         REGISTRANT INFORMATION

Full name of registrant:   THE PATHWAYS GROUP, INC.
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Former name if applicable:
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Address of principal executive office
(STREET AND NUMBER):                   14201 N.E. 200th Street
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City, state and zip code: Woodinville, Washington 98072
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                                 PART II
                          RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

   /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   / / (c) The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

                                PART III
                               NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is unable to file the subject report within the prescribed time period because the Registrant is currently in the process of negotiating amendments to certain transactions, which may be completed at or just subsequent to the due date of the Registrant's Form 10-Q, which is due August 14, 2000. If the Company is able to negotiate the amendment successfully, the Company will need to revise certain disclosures throughout its 10Q.

                                  PART IV
                              OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

             Carcy F. Daly, II                         (707) 546-3010
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                 (Name)                        (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           /X/  Yes          / / No

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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           /X/  Yes          / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates that total liabilities as of June 30, 2000 will increase by approximately 283% compared to total liabilities as of December 31, 1999; the increase is due largely to the inccurrence of debt and the exchange of the Company's Series A Preferred Stock for debt. In addition, the Company anticipates that the net loss from operations for the three-month and six-month period ended June 30, 2000 will increase by approximately 33% and 35%, respectively. The increase is due largely to an increase in selling, general and administrative expenses.


                             The Pathways Group, Inc.
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                      (Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Dated: August 14, 2000        By  /s/ CAREY F. DALY, II
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                                      Carey F. Daly, II
                                      President and Chief Executive Officer